SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Momentum Holdings Corporation
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
               -------------------------------------------------
                         (Title of Class of Securities)


                                    11943W106
                                 (CUSIP Number)

                            Dan L. Pixler, President
                             Momentum Holdings Corp.
                        36 West 25th Street, Second Floor
                            New York, New York 10010
                                 (212) 414-2100
    -----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 11, 2002
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Midwest Merger Management, LLC
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (A) [ ]
                                                                       (B) [ ]

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3  SEC USE ONLY


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4  SOURCE OF FUNDS (See Instructions)


WC
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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION


   Kentucky

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7     SOLE VOTING POWER: 12,001,465


  NUMBER OF    --------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH       -------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER  12,001,465
    PERSON
     WITH
                -------------------------------------------------------
                10    SHARED DISPOSITIVE POWER


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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       12,001,465

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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66

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14     TYPE OF REPORTING PERSON (See Instructions)            00

-----------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Momentum Holdings Corporation ("MMHC"), a corporation organized under the laws of the State of Delaware with its principal executive offices located at 36 West 25th Street, Second Floor, New York, New York 10010. On April 5, 2002, and subsequent to the transaction reported in this statement, MMHC implemented a 1 for 100 reverse split of all issued and outstanding shares of its common stock. None of the shares in this Statement have been adjusted to reflect this reverse split.

ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Midwest Merger Management, LLC, a Kentucky limited liability company ("Midwest").

(b) The business address of Midwest 10602 Timberwood Circle, #9, Louisville, Kentucky 40223.

(c) Midwest is a company that owns interests in logistics, transportation and co-employer services firms. The sole directors and executive officers of Midwest are Sheri Huff, President and Director and Michele Brown, Secretary.

(d)-(e) During the past five years, Midwest nor, to the best of its knowledge, any of the persons with respect to whom information is given in response to this
Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

(f) Each of the directors and executive officers of Midwest are citizens of the United States.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Midwest agreed to pay $250,000 for 12,001,465 shares of Common Stock in cash, debt and future equity. The source of the funds used to purchase the Common Stock was and will be general corporate funds of Midwest. As additional consideration, Midwest agreed to originally issue to MPI Resolution Trust, a then affiliated New York Trust, an aggregate of 25,000 post-reorganized shares of MMHC's Common Stock, restricted pursuant to Rule 144 of the Securities Act of 1933, as amended (the "New Shares"). An aggregate of $200,000 of the purchase price was paid by means of a promissory note of Midwest payable in ten (10) equal monthly payments of $20,000 commencing thirty days after the closing (the "Note"). Midwest's obligation to issue the New Shares and to make payments under the Note were secured by its pledge of all 12,001,465 shares of MMHC's Common Stock pursuant to a pledge agreement with the sellers of the Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION.

         Midwest acquired its interest in the Common Stock to acquire control of a majority of the issued and outstanding Common Stock of MMHC in order to implement its business plan as a fully reporting and publicly owned Company. As a result of this acquisition of control of MMHC, Mark Balsam, the President and Chairman of MMHC, has resigned and Midwest has filled the vacancy on the Board of Directors with Dan L. Pixler who was nominated and elected President.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof Midwest owns 12,001,465 shares of Common Stock. According to Midwest's Form 10-QSB Quarterly Report for the period ended September 30, 2001, MMHC had 18,000,000 shares of Common Stock outstanding as of February 1, 2001. Based on such number, and as of the date hereof, Midwest is the record and beneficial owner of approximately 66% of the issued and outstanding shares of MMHC's Common Stock.

(b) Midwest has the sole power to vote or to direct the vote of, and to dispose or to direct the disposition of all, the shares of Common Stock owned by Midwest and described in subsection (a) of this Item 5.

(c) On December 22, 2001, Midwest entered into a Share Purchase Agreement with Mark Balsam, Anthony R. Russo and MPI Resolution Trust (collectively the "Shareholders") under which Midwest agreed to purchase from the Shareholders 12,001,465 shares of Common Stock at a purchase price of $0.0208 per share. No other transaction in the Common Stock of MMHC was effected during the past sixty days by Midwest.

(d)  Not Applicable.

(e) Anthony R. Russo, Mark Balsam and MPI Resolution Trust ceased to be the beneficial owners of more than 5% of MMHC's Common Stock on February 5, 2002.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Share Purchase Agreement dated December 22, 2001, among Midwest Merger Management, LLC, Mark Balsam, Anthony R. Russo, MPI Resolution Trust and Momentum Holdings Corporation.

Exhibit 2 - Promissory Note dated February 5, 2002

Exhibit 3 - Pledge Agreement dated February 5, 2002 among Midwest Merger Management, LLC, Mark Balsam, Anthony R. Russo, MPI Resolution Trust, Momentum Holdings Corporation and Levy, Boonshoft & Spinelli, P.C.


                                   SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2002

                                    MIDWEST MERGER MANAGEMENT, LLC


                                    /s/ Michele Brown
                                    ----------------------------
                                    Michele Brown, Secretary

                                  Exhibit Index


Exhibit
Number                         Exhibit
------                         -------

1 Share Purchase Agreement dated December 22, 2001 between Midwest Merger Management, LLC, Mark Balsam, Anthony R. Russo, MPI Resolution Trust and Momentum Holdings Corporation.

2    Promissory Note dated February 5, 2002

3 Pledge Agreement dated February 5, 2002 among Midwest Merger Management, LLC, Mark Balsam, Anthony R. Russo, MPI Resolution Trust, Momentum Holdings Corporation and Levy, Boonshoft & Spinelli, P.C.